

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

<u>Via Email</u>
Jiang Huai Lin
Chief Executive Officer
China Information Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong 518040

     Re: China Information Technology, Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2012
          Filed April 22, 2013
          File No. 001-35722

Dear Mr. Lin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Patrick Gilmore

                       Patrick Gilmore
                       Accounting Branch Chief